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TELEPHONE: +1.212.326.3939 • FACSIMILE: +1.212.755.7306

May 4, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: John Reynolds, Assistant Director

RE:                          New Laser Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed April 21, 2015

File No. 333-201839

Dear Mr. Reynolds:

Set forth below are the responses of New Laser Corporation (the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 28, 2015 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-201839), filed with the Commission on April 21, 2015 (“Amendment No. 2”).

A copy of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is enclosed and has been marked to show changes from Amendment No. 2 as originally filed.

Exhibits

1.                       We partially reissue prior comment 11. We continue to note missing exhibits, schedules and/or attachments to distribution agreements filed as exhibits to Exhibit 2.1. In addition, we note that a number of exhibits are to be updated prior to closing. Please clarify when such updates will be made and when Exhibit 2.1 will be re-filed to provide the exhibits in their entirety. Lastly, as previously requested, we note the reference to the Beverage Bases Schedule to Exhibit I. We are unable to locate this schedule as you reference in your response letter. Please file these exhibits in their entirety or advise.

Response:  The Company has re-filed Exhibit 2.1 to include the beverage bases schedule to Exhibit I thereto (the Beverage Base Supply Term Sheet).  In addition, the re-filed Exhibit 2.1 also includes, with respect to Exhibit G thereto (the form Amended and Restated Canadian Distribution Agreement), the information previously missing from Exhibit C (distributor accounts), as well as Exhibits A and B (the initial product list and the territory, respectively), each of which was previously marked as “to be updated upon closing.”

The Company also respectfully advises the Staff that the other distribution agreement exhibits included in Exhibit 2.1 — the form Distribution Agreement (Exhibit H-1 to Exhibit 2.1) and the form International Distribution Agreement (Exhibit H-2 to Exhibit 2.1) — are forms of distribution agreements with various local distributors in various territories.  None of these individual agreements are or will be material to the Company (the only material distribution agreement is the Amended and Restated Distribution Agreement with CCR which, as described in our response to prior Comment 11, is now filed as Exhibit 10.1 to the Registration Statement).  Certain of the exhibits to these forms of distribution agreements are missing or blank because the information to be included therein with respect to each executed distribution agreement and related territory will be different.

With respect to the exhibits attached to the forms of Amended and Restated Distribution Coordination Agreement and Amended and Restated International Distribution Coordination Agreement (Exhibits B and C, respectively, to Exhibit 2.1) that are marked as “to be updated prior to closing,” the Company expects that those updates will be made at the time at which the definitive versions of the distribution coordination agreements are finalized, which will occur after effectiveness of the Registration Statement and prior to closing.  The final distribution coordination agreements and the final exhibits thereto will be filed pursuant to Item 1.01 of Form 8-K following the closing, subject to any confidential treatment requests the Company may make at such time.

* * * * * * *

The Company believes that the information contained in this response letter, together with the revised disclosure in Amendment No. 3, is responsive to the Staff’s comments set forth in the Comment Letter.

Should you have any questions, please contact me at (212) 326-8319 or by e-mail at amlevine@jonesday.com.

Thank you for your continued assistance.

Very truly yours,

/s/ Andrew M. Levine
Andrew M. Levine

cc:        Hilton H. Schlosberg (New Laser Corporation)

Paul Dechary (Monster Beverage Corporation)

Robert A. Profusek (Jones Day)